Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

Commission File No. for Registration Statement on Form S-4: 333-218485

July 28, 2017

27-Jul-2017

Praxair, Inc.

Q2 2017 Earnings Call

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

CORPORATE PARTICIPANTS

Juan Pelaez
Director, Investor Relations, Praxair, Inc.

Matthew J. White
Chief Financial Officer & Senior Vice President, Praxair, Inc.

OTHER PARTICIPANTS

Steve Byrne	John Roberts
Analyst, Bank of America Merrill Lynch	Analyst, UBS Securities LLC

Michael J. Sison	Jeffrey J. Zekauskas
Analyst, KeyBanc Capital Markets, Inc.	Analyst, JPMorgan Securities LLC

Christopher S. Parkinson	David I. Begleiter
Analyst, Credit Suisse Securities (USA) LLC	Analyst, Deutsche Bank Securities, Inc.

Laurence Alexander	Vincent Stephen Andrews
Analyst, Jefferies LLC	Analyst, Morgan Stanley & Co. LLC

P.J. Juvekar	James Sheehan
Analyst, Citigroup Global Markets, Inc.	Analyst, SunTrust Robinson Humphrey, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the Praxair Second Quarter 2017 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. [Operator Instructions] As a reminder, this conference is being recorded.

I would like to introduce your host for today’s conference, Mr. Juan Pelaez, Director of Investor Relations. Sir you may begin.

Juan Pelaez

Director, Investor Relations, Praxair, Inc.

Thanks, Terrence. Good morning, and thank you for attending our Second Quarter Earnings Call and Webcast. I’m joined this morning by Matt White, Senior Vice President Chief Financial Officer; and Kelcey Hoyt, Vice President and Controller.

Today’s presentation materials are available on our website at praxair.com in the investor section. Please read the forward-looking statement disclosure on page two of the slides and note that it applies to all of the statements made during this teleconference. In addition, please note that year-over-year and sequential comparisons exclude first and second quarter transaction costs related to the potential merger with Linde. The reconciliations to the

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

U.S. GAAP reported numbers are in the appendix of this presentation and press release. Matt and I will now review Praxair’s second-quarter results including the current business environment and earnings guidance. We’ll then be available to answer questions.

I’d like now to turn the call over to Matt.

Matthew J. White

Chief Financial Officer & Senior Vice President, Praxair, Inc.

Thanks, Juan, and good morning, everyone. Overall, we had a solid second quarter as sales grew mid-single digit and operating margins sequentially improved. Furthermore, we had another strong operating cash flow result at 25% of sales, which enabled almost $400 million of free cash flow, up 8% from prior year.

In addition to the financial performance, we continued to deliver on our core strategy. The combination of project startups in Asia and North America, coupled with initiatives to expand in resilient markets, has improved growth prospects under any economic scenario. And despite these recent project startups, we largely maintained the project backlog value with a new win in the U.S. Gulf Coast supplying a globally recognized petrochemical producer.

While the entire Praxair team maintained their focus executing on these initiatives, we also made significant progress toward the merger with Linde. In June, we executed a definitive business combination agreement which represents a significant step toward the combination of the two companies. I’ll provide a few more details on the proposed merger later. But first I’d like to offer a brief update of global trends, which can be found on slide four.

North American organic growth of 4% was split between price and volume. All end markets increased with particular strength in electronics, manufacturing, chemicals and metals. Our U.S. packaged gas business has lapsed some of the more difficult prior-year comparisons as gas sales growth was positive each month and hard goods were roughly flat. While we haven’t seen any material increase in production activity supporting the elevated expectations, there has been a slow and steady improvement across most industries.

Two areas where we are cautious heading into the third quarter are metals and automotive end markets. While we don’t have much direct exposure to OEM or Tier 1 automotive producers, lower vehicle production would negatively affect steel and general manufacturing. So we’ve incorporated this view into the outlook. However, the U.S. Gulf Coast project bidding activity continues to be a bright spot for future growth. We signed another large project with a petrochemical plant during the second quarter and we feel quite confident in our ability to secure additional new business.

South America, specifically Brazil, continues to be a headwind to consolidated results. However, the level of exposure is dropping as the total segment revenues now only comprise 13% of global sales, down from last quarter and significantly down from prior years. We have started to lap some of our stronger pricing efforts and project startups so the anemic underlying volume trends, especially in manufacturing, are becoming more pronounced in the segment results. And even though the fundamental economic situation is slightly improving through fiscal and monetary efforts, the political uncertainty is keeping most industrial activity on the sidelines. Frankly, I don’t expect much economic improvement in South America for the remainder of this year.

Europe, like North America, is steadily improving and experiencing growth in most end markets, especially electronics, chemicals and food and beverage. The CO2 acquisition is fully integrated and meeting or exceeding our key investment requirements. In fact, we’re identifying additional areas to further expand our network, such as dry ice for food delivery, carbonation for residential sparkling water and specific food processing techniques.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Asia has been our fastest growing region for both sales and profit. The 11% organic sales growth is primarily driven by a combination of project startups and increased demand across chemicals, electronics and metals end markets. China, Korea and India are all supporting the volume trends and we experienced overall higher merchant pricing for the first time in several quarters.

In addition, the cost actions we took over the last two years have helped enable a healthy margin expansion with the volume growth. While these strong volume trends have continued into the month of July, it remains to be seen how sustainable they are for certain end markets.

Now before Juan walks through more detail on the quarter, I’d like to use the next two slides to explain the background behind a new metric we will disclose as part of our earnings presentation going forward. We believe this metric better captures the valuation in our industry and provides additional information to help our investors.

Slide Five provides a simple view of three different valuation techniques comparing an average of publicly traded industrial gas companies versus the S&P 500 and the S&P 500 Materials Indices. The upper left graph shows the traditional price to adjusted earnings ratio that is often used to compare valuation across industries.

From my perspective, there are two challenges to this metric. First, the extensive use of different non-GAAP earnings has made comparability across companies and industries quite challenging. Second, the IG industry has a large amount of noncash depreciation which has a negative impact on book earnings. Therefore, a P to E ratio by nature would penalize companies with significant D&A versus those that don’t have as much.

Based on the traditional P to E ratio, IG companies appear to be trading at a premium to market which may attempt to compensate for the noncash D&A impact to earnings. However, when using price to cash ratios, the story becomes quite different. IG companies trade at a noticeable discount to the market when using price to operating cash flow. Operating cash flow is not affected by the use of non-GAAP metrics since it cannot be adjusted under U.S. GAAP, which improves comparability.

Now one could view – one view could be that the metric doesn’t account for higher investing cash flows for capital-intensive companies like industrial gas players. So to account for CapEx impact, price to free cash flow is also represented in the upper right. Whether using price to operating cash flow or price to free cash flow, industrial gas companies actually appear to be trading flat to below relative index valuations. So from this view, CapEx becomes a more important aspect since it appears the capital intensity of this industry is resulting in a discount to alternative investments on a price to cash flow basis. But it’s important to note that not all CapEx is created equally.

Slide six provides a simple comparison of types of CapEx between industrial gas companies and most other industries. Both spend CapEx toward growth initiatives or maintenance and other efforts. The growth initiatives are subject to volumes of customers or the general pricing or demand of the underlying products. For our industry, that represents growth capital to buy new tanks, cylinders, trailers or other similar items that vary with underlying growth prospects.

However, IG companies also have something that we called secured or contractual long-term growth. This represents CapEx spent specifically for a long-term on-site contract that has contractual fixed payments. These projects are specifically identified and stand on their own merit. The returns are much less affected by economic or demand cycles. Praxair represents these secured growth projects through the project backlog.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Over the years, investors have asked us to separate out the project backlog CapEx to better capture the value of our company. So starting today, we’ll disclose CapEx in two parts. Backlog CapEx and base CapEx. Backlog CapEx represents spend, specifically in support of our project backlog. Base CapEx will represent all other CapEx including maintenance, safety, smaller growth efforts, cost reduction and other.

Furthermore, we’ll start to report a metric called available operating cash flow which simply represents operating cash flow less the base CapEx. It’s a form of free cash flow that excludes CapEx spent for backlog projects where we would have more confidence in their returns and growth impact. Similar to how free cash flow excludes acquisitions that are immediately accretive upon close, so too does AOCF exclude backlog projects that would be immediately accretive upon startup.

In summary, while we recognize there are many valuation methodologies traditional P to E ratios may not be the best way to judge relative valuation of the industrial gas industry. We believe operating cash flow is superior given the ability to easily compare across companies and industries without the problems of accounting differences or non-GAAP adjustments. And while the IG industry is capital-intensive, the nature of that CapEx spend is quite different from most other industries and should be accounted for accordingly.

I’d now like to hand it to off to Juan to review the second-quarter results.

Juan Pelaez

Director, Investor Relations, Praxair, Inc.

Thanks, Matt. Please turn to Slide Seven in our presentation for our consolidated results. Overall sales were $2.8 billion, 6% above the prior year, primarily due to 3% volume growth. Sales to all end markets were higher with chemicals, metals, electronics and our resilient end markets being the strongest growth drivers versus last year. Project contributions, including our new startups in China, Korea and Canada represented over one-third of the volume growth. Price attainment was 1% versus prior year and was achieved in all our geographic segments the first time since 2014.

Higher cost pass-through, mostly driven by higher natural gas prices passed through to hydrogen customers, increased sales by 2% but reduced operating margin by 50 basis points. Sequentially, volumes were up 3% versus the first quarter, mainly driven by food and beverage primarily in North America and Europe due to seasonality and electronics and metals largely in North America and Asia.

By operating segment, North America sales increased 7% year-over-year and 3% sequentially. Excluding cost pass-through and currency, sales were up 4% above the prior year quarter mainly due to 2% higher volume in all three distribution modes and 2% higher pricing. The business achieved this price improvement in the U.S, Mexico and Canada in both the merchant and package business.

Sequentially, sales grew 3% driven by food and beverage, electronics, energy and chemicals end markets. In Europe, sales grew 8% year-over-year and sequentially. Year-over-year 4% growth was driven by higher volumes and 5% driven by the acquisition of a carbon dioxide business, largely serving the food and beverage market. We acquired the CO2 business in June 2016. So for future quarters, any variance will be recorded as volume.

Volumes grew in all the countries we operate but grew the largest in Spain and in Italy. By end markets, sales growth was mainly driven by food and beverage, electronics, chemicals and continued project contribution. Sequentially, volume increased 5%, primarily driven by sales to the food and beverage end market due to the seasonality. Year-over-year price attainment was 1%.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

South America sales grew 4% year-over-year mainly driven by 6% currency tailwind. Price attainment was 1% as we continue to see low inflation in Brazil. In fact, the official June inflation rate of 3% was their lowest reading in a decade. Year-over-year volumes were down 4% with the largest impact in manufacturing which was down 15% year-over-year partially offset by project contribution and growth in the health care end market.

Sequentially, excluding currency, sales grew 3% from a combination of seasonal volume in the health care end market, price and cost pass-through. Asia sales of $422 million were 7% above prior-year and margins expanded 200 basis points through productivity and healthy volume growth. Excluding a prior year net divestiture, sales grew 11% driven by higher volumes in China, India and Korea and pricing of 1%.

Volume growth came from new project startups in China and Korea and strong growth in merchant liquids. Korea volumes were 21% above prior year due to project startups and organic growth. The electronics market, both for memory and displays continues to be strong as demand for applications such as automotive, servers, mobile devices and higher-quality display is currently robust.

AMOLED for display, 3D NAND and DRAM for memory are enjoying a good growth trajectory and expect volumes to be healthy for remainder of the year. We supply on-site nitrogen, bulk gases and a wide range of specialty gases like Xenon and Neon for these applications.

Surface technology sales were up 2% year over year and 1% sequentially, mostly driven by growth in aerospace coating volumes. Our project backlog is currently $1.4 billion slightly below first quarter as we started up projects in Canada, U.S, China and Korea. Partially offset by a new win to a large petrochemical customer in the U.S. Gulf Coast. As of the second quarter, more than 80% of our project backlog is in the U.S. Gulf Coast.

Adjusted operating profit of $619 million was up 5% from the prior-year period, driven by higher volumes, price and flat fixed cost. Operating margin was 21.8% and EBITDA margins was 32.5%. Earnings-per-share of $1.46 was up 5% versus prior-year quarter.

As previously described by Matt, we are disclosing our base CapEx which represents our total CapEx minus our backlog CapEx. You can also see on the slide the new financial metric, available operating cash flow, which increased 2% year-over-year driven mainly by lower base CapEx. For the past couple of years, base CapEx has averaged in the low $200 million range and differences between the quarters are largely driven by timing of maintenance, small growth and other investments.

Now I will turn the call back to Matt to discuss our earnings guidance

Matthew J. White

Chief Financial Officer & Senior Vice President, Praxair, Inc.

Before I jump into guidance, I’d like to give a brief update on the proposed merger with Linde. There are three basic phases required for the success of this merger. The first phase requires an agreed-upon framework of the new company structure, governance, synergies and operating rhythm. The second phase requires approval from regulators and shareholders. And the third phase requires post-closing execution of the overall integration plan in coordination with other key stakeholders, such as employees and customers.

All three phases impact various stakeholders and have unique risks throughout the process. As you all know, last month we completed the first phase with the execution of the definitive business combination agreement. Both management teams and boards have agreed upon the framework of the new company and those details can be found in our S-4 filing and investor presentations.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

We are currently in the second phase. The second phase goes from the definitive agreement until merger close. There are three primary areas of focus in this phase. Regulatory approval with associated remedies, shareholder approval and planning work around integration. We expect to file in approximately two dozen jurisdictions and work is well underway. Furthermore, we have a significant amount of unsolicited interest in potential asset divestitures. A formal process is being developed which will be communicated to prospective buyers in the coming months. The shareholder process has two distinct components. The Praxair shareholder approval and the Linde exchange offer. We must achieve a favorable vote from Praxair shareholders holding at least a majority of outstanding shares. A special shareholder’s meeting is expected to be held in the fall.

For Linde shareholders, 75% of all outstanding shares must be tendered in the exchange offer. This is a very structured process run under German BaFin regulations which requires a formal exchange offer document to be published in the next few weeks followed by a several week window for tendering. More information will be disclosed as we roll this out.

Finally, we are able to perform planning activities around integration but we cannot undertake any actual integration activities until closing since we remain competitors. I would anticipate the planning activities to accelerate as we get closer to the ultimate close date which we expect to occur in the second half of 2018.

The third phase would formally kickoff at close. All levels of the organization will be clearly defined and communicated by this stage. We will actively execute the integration plan including establishing the culture and attaining stated synergies. Formal communication to employees, customers and other key stakeholders will be undertaken at a more granular level to assist in the transition.

So based on this, our current focus is achieving both shareholder and regulatory approvals while performing limited integration planning. We intend to provide more formal updates at each important milestone. But until then, you can find information on the deal website which is linked to both company’s main websites.

I’d like to wrap it up with guidance on Slide Eight. Third quarter guidance is estimated to be between $1.40 and $1.46. We are essentially carrying this range into the fourth quarter as well, resulting in a new full year guidance range of $5.63 to $5.75. Clearly, EPS results have exceeded our guidance range for the last two quarters as underlying volumes and FX rates have both been better than anticipated. So you might question that this range is too conservative.

From my perspective, if current spot FX rates hold and volumes continue at the levels of the second quarter, we’d be at the upper end of these ranges especially given the fourth quarter project contribution. However, uncertainty in South America coupled with concerns on both metals and automotive in North America, are tempering the outlook. Therefore, we feel it’s prudent to maintain the current midpoint estimate until we have better visibility on these trends. But rest assured that our employees are focused and actively engaged to deliver shareholder value.

I’d now like to turn the call over to Q&A.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And our first question comes from Stephen Byrne from Bank of America Merrill Lynch. Your line is open.

Steve Byrne	Q
Analyst, Bank of America Merrill Lynch

Hi. Thanks. Matt, I was wondering how many employees that Praxair has that operate out of U.S. hospitals and that function to maintain the gas systems in those hospitals? Do you see an opportunity for these employees to help drive growth in a Lincare business assuming that the merger goes through?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Well, Steve, let me just start with healthcare for us as a whole is about 8% of our global sales. And as you probably know, there are two basic elements of healthcare. There’s what’s called institutional, the hospitals primarily. And then there’s what’s called homecare, which is where you will service the house on things from either concentrators for COPD or you’ll have retail outlets for things like sleep apnea. So we do both of those everywhere in the world with the exception of the U.S. where we only do the institutional.

As you probably know, we exited the U.S. home care business back around 2011. We divested that business. So we haven’t been as close to the trends in the U.S. over the last few years but I would say that we know the business around the world. It is a good business when we have the right payer structure and you have the right infrastructure. So as far as when we merge, that’s just something that will be evaluated in the portfolio as we would in any business that we do today and that Linde does today as well. But Lincare is clearly best-in-class in the U.S. They’re the strongest performer and they have a very strong footprint.

Steve Byrne	Q
Analyst, Bank of America Merrill Lynch

And if I could just jump to a hydrogen question, you’ve locked up the offtake of the hydrogen from the first of what’s going to be several ethylene crackers. Just wondering whether there’s a longer-term opportunity for you to secure other supply of hydrogen or is all that going to be consumed internally by those producers?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

So, Steve, we’ve actually been securing by-product hydrogen sources for quite some time whether it be chlor-alkali or ethylene cracker or PDH units. So this is something that’s been part of our hydrogen strategy since the inception one or two decades ago. So from that perspective, it’s just part of the normal course of business for us. Clearly the more pipelines you have, the more infrastructure you have and you get the right blend of on-purpose production and then by-product. That’s something we like.

The cavern gives us an extra element to be able to store any by-product hydrogen if we need to take it without delivering it to the customer. So we continue to evaluate that with each cracker that comes on. We’re going to look at the location, we’re going to look at our needs and we’ll make a balanced decision based on that. So it’s not something that’s new, but clearly it’s something we continue to look at.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Steve Byrne	Q
Analyst, Bank of America Merrill Lynch

Thank you.

Operator: And our next question comes from Mike Sison from KeyBank. Your line is open.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Hey. Nice quarter there. In terms of North America encouraged to see volumes continue to pick up a little bit. What do you think the cadence is as we head into the second half of the year?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

So as we laid out in the outlook, the two areas where we have a little bit of concern would be automotive and the knockoff that would have in general manufacturing. So think more Tier 2, Tier 3 as it relates to the packaged gas business and then the general metal production. The flat steel production, the last numbers I saw something in the neighborhood of 20% plus of steel production in the U.S. goes into the automotive industry. So from that perspective, we are taking a bit of a cautious outlook for the next two quarters and we’re assuming some step down in volumes.

But in other areas, it’s been quite good. Downstream energy has been very strong. Chemicals has been very strong. We’ve seen good food and beverage growth in North America. We’ve had some good pricing at 2%, some of the strongest pricing we’ve seen in a while. And a lot of startups here in the fourth quarter that are all primarily in North America that will help further contribute. So I’d say I feel pretty good.

And then on the upstream oil, it’s down at such low levels that we are seeing some activity which is good but I’m not expecting it to get anywhere near levels that we saw several years ago but any incremental growth there is positive as we’ve pretty much lapped a lot of the difficult comps. So in a nutshell, I’d say we feel pretty good about really every market with the exception of potentially manufacturing and metals just given the uncertainty around the automotive impact.

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Okay. And then I like Slide Five there and certainly wouldn’t disagree with your analysis. But just curious, when you think about having to divest some of these projects, the businesses with the Linde transaction, does it imply that you might have to give somebody a bargain?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Well, it’s going to be a function of supply and demand and as I stated in the prepared remarks, there’s a significant amount of demand. Also, as you know, that money is still not that expensive today and some of the benchmark transactions that have occurred in this industry, I think the multiples have been fairly healthy. So it remains to be seen, but I would say from what we’ve seen at this point, it’s lining up to be a good opportunity if divestitures are required in certain regions.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Michael J. Sison	Q
Analyst, KeyBanc Capital Markets, Inc.

Great. Thank you.

Operator: And our next question comes from Christopher Parkinson from Credit Suisse. Your line is open.

Christopher S. Parkinson	Q
Analyst, Credit Suisse Securities (USA) LLC

Thank you. You hit on your cautious stance on metals and manufacturing in the U.S. but it appears you’re slightly more optimistic and seeing better activity in Asia. Can you just quickly comment on the key end markets and consequent drivers of your business that you’re looking at for the second half of 2017 and into 2018 as well as any additional color on project bidding activity? Thank you.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Sure. Do you want specific focus on Asia in terms of the market activity?

Christopher S. Parkinson	Q
Analyst, Credit Suisse Securities (USA) LLC

Sure, yes.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Okay. So clearly strong growth in Asia. The three markets we’re seeing on a year-over-year basis the greatest growth, are chemicals, electronics and metals. I’d say they’re kind of a third, a third, a third in terms of contribution towards that and it’s really across India, China and Korea. Thailand, right now, is a little weaker due to natural gas vehicles but the other three countries are doing quite well. Metals is really just a function of who we supply, the Tier 1, the strongest metals competitors in that industry in China and they’re running quite well. I think part of it is part of the Silk Road Initiative. They’re producing more metals for the automotive industry. So we are seeing them run harder and that’s worked out quite well.

On the chemicals, it’s a combination of some startups. We had a few startups in the chemical industry and were also seeing a lot of our chemical producers also run quite strong, part in support of the infrastructure but also just some of the other consumer demands. And then electronics is an area that’s really growing in China. We actually announced some wins that we’ve had in that space. You are seeing some very large investments there around the electronics space primarily end consumer electronics. But this is something we’re also cautious on as well in terms of new project opportunities.

So that kind of, I guess, segues into your next question which is project opportunities we’re seeing. And one is Asia electronics. There are a lot of opportunities out there and we’re being selective. We want to make sure we partner with the right customers and that’s no different than how we approach every project opportunity but there are lots of investments being made right now in Asia in the electronics space.

Chemicals continues to be good and that’s primarily Asia and the U.S. The U.S. Gulf Coast, as we had mentioned in prepared remarks, we’re still seeing more opportunities even after this additional win that we secured here in the second quarter and its continuation of further down the chemical chain as more people are taking advantage of the low-cost feedstock in the U.S, they just need more industrial gases. So that’s something that we continue to feel quite good about as far as the project opportunities.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Christopher S. Parkinson	Q
Analyst, Credit Suisse Securities (USA) LLC

Sure. And just a follow up on that. Within LatAm it’s zero surprise that IP is still weak but are there any other notable more granular trends? Anything manufacturing signs there versus previous quarters or any views on how well healthcare will continue to grow? Just anything outside of IP that’s kind of changing on a quarter-to-quarter basis. Thank you.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Sure. Food is slowing a little. Healthcare continues to perform well. I think on the macro front, they are making positive traction. I mean they’re getting some legislation to help on labor reform which I think was needed in Brazil. They’re trying to address pension reform which is doubtful whether or not they’ll make progress on that. They lowered SELIC again here I think another hundred basis points and inflation is under control. Those are all, I think, good things when you’re trying to recover in an economy.

The problem is it’s being completely overshadowed by the political situation. The Operation Car Wash and what they’re doing, while I think that has good long-term ramifications, it’s just creating a significant amount of uncertainty right now. And as I mentioned, it’s just keeping investments on the sidelines. So we’ll have to see. Elections are next year and I think it’s just going to be kind of news-driven type events in Brazil for a while and that will probably keep long-term investments on hold. But I think once there’s more clarity around the elections, that might help because I’d say from the fiscal and monetary basis, they seem to be doing the right things.

Christopher S. Parkinson	Q
Analyst, Credit Suisse Securities (USA) LLC

Thank you for the color.

Operator: And our next question comes from Laurence Alexander from Jeffries. Your line is open.

Laurence Alexander	Q
Analyst, Jefferies LLC

Good morning. Two questions. First, looking at the backlog map, can you reconcile the dispersion of opportunities that you see particularly with plenty of electronics opportunities in Asia and the lack of large projects in the backlog after 2017? Is it an issue around customers pushing back on your criteria? Or is it – or do you worry about the sales force getting stale or getting more disconnected with the marketplace if they are not signing contracts with really some frequency? Second question is just on the, you know, given the strategy slide and the acceleration in 2017, 2018 in the emerging markets and the oil and gas markets, how do you see – how much of a – I guess what would you see as Plan B for that if that doesn’t materialize?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

I’m sorry. Repeat the second one again? Plan B if what doesn’t materialize?

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Laurence Alexander	Q
Analyst, Jefferies LLC

If we end up in a steady slow growth, emerging markets remain choppy, Oil & Gas doesn’t recover so basically the growth is mostly focused on U.S. Gulf Coast and China.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Basically a repeat of the last two to three years?

Laurence Alexander	Q
Analyst, Jefferies LLC

Right.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Okay. So we’ll start on the backlog. Nothing really to the sales force. I think if you look at the backlog, we do have projects that extend well beyond 2017. A lot of them are U.S. Gulf Coast. We’re probably about 80% right now of our backlog is associated with the U.S. Gulf Coast. What we’re seeing in the electronics in Asia is actually something more within the last year. So those are projects being bid on, being worked on. They are things that would be announced more over the next 12 months.

So when I talk about trends we’re seeing, it doesn’t necessarily mean things that are signed in the backlog, it’s more of things that are creating a lot of requests, that people are asking for bids and that they want to have plants or sale of gas contracts to be able to supply their assets. So that I think explains that point.

As far as plan B, we’ve laid out our strategy and as you probably recall, our strategy essentially assumes no real material improvement in the economy. We laid out to 2018 the type of things that we need to do in this environment and it includes everything from the price and cost management that we’re doing, to some of the acquisitions that we’ve done, to executing on our backlog and really a focus on these more resilient markets that, as you know, are more insulated from a commodity or industrial cycles.

And you look at the kind of growth trends in those markets for us, whether it’s health care, whether it’s food and beverage or some of the more consumer related cycles, which are different than the industrial cycles like electronics and even in aerospace. We’ve had a lot of good growth there and we continue to increase those portions of our portfolio. So from my perspective, if the industrial and commodity recovers, that’s great. We’re well-positioned to enjoy that. If it doesn’t that’s why we have the strategy we have and from that perspective, I think we’re executing on it quite well.

Laurence Alexander	Q
Analyst, Jefferies LLC

Great. Thanks.

Operator: And our next question comes from P.J. Juvekar from Citi. Your line is open.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Yes. Hi. Good morning, Matt.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Good morning.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

I have another question on the backlog. 80% is in North America does that mean that you’re winning higher than your share in North America? And if I remember a few years ago about half the backlog was in emerging markets. So what is holding emerging markets back and when do you see that recovery coming through?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Okay. So on North America, I’d say we have a strong footprint. We have a strong team and that is by far the largest opportunity set in the world. So I’d say what’s happening there is given our resources and our positioning and what’s going on there, we are winning a good share and they tend to be large projects. So the dollars are big. I mean, most of these projects we’ve been winning are a combination of both atmospheric and processed gases. So it could be syngas coupled with oxygen. You have nitrogen. And so it’s large investments and they tend to take up a disproportionate amount of our capital spend. So I just think it’s the combination of the activity there, our presence and position and density and just the sheer size of the projects we’re undertaking.

As far as, I will just go to the BRIC term, right? The Brazil, Russia, India, China from the emerging market opportunity. I mean, clearly, Brazil. We’ve had a lot of conversations on that. Not a lot of investment. Russia challenges, clearly, and so not a significant amount of investments. We had some and then you’re kind of left with India and China.

In China we had a big, big wave of the infrastructure buildout and that was things like metals and glass and cement and others. There was a second, I’ll call it, wave in the chemical space. A lot of the coal to everything and we were selective in that process and then now you’re seeing, I’d say, more consumer electronics kind of downstream refining phase. And similarly, we’re being selective. so we have something like $1.4 billion in our backlog right now and then there’s some others that we’re pursuing that we like. So clearly, there’s been a reduction in the emerging market and a couple of countries are going to drive that. So that’s been primarily the decline there and the decline in the investment cycle but we feel very good about the U.S. and we feel very good about the projects we’re pursuing in other parts of the world, especially Asia.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Thank you for that. And then a quick question on packaged gasses. Where you are supplying mid to small size businesses, how is the health of that segment? And in hard goods? You always said that this tends to be a leading indicator. What are you seeing there? Thank you very much.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Sure. So hard goods, if you look at the same store sales numbers in the second quarter, pretty much flat. Now that used to be down. You’d go back a couple quarters, we were down double-digit percent. So each successive quarter, our same-store sales numbers improved, but improved off a pretty low base. So we were flat which is better than last quarter and all the prior quarters going back at least a year to a year and a half. So that trend has been good.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

We are seeing some people make some investments in equipment again which shows a little bit of optimism but for the most part people are still a little guarded, right? Until they have the orders in their hand, they’re not going to make the investments. You’ve got to remember a lot of these small and mid-size manufacturers were burned pretty bad in the great recession. So I think that’s still fresh in their minds.

Gas, rent and other is up for the quarter. Same-store sales up a low single digit percent. So that’s a trend that continues to do well. So I would say on a packaged North American basis in U.S. specifically, we feel pretty good about the trends. It’s going in the right direction. We are lapping some easier comps but we feel good about where that’s at and I would say Canada and Mexico continue to do quite well. I mean they’re growing mid-single digit or better and have been. So that’s also helping the North America numbers.

P.J. Juvekar	Q
Analyst, Citigroup Global Markets, Inc.

Thank you.

Operator: And our next question comes from John Roberts from UBS. Your line is open.

John Roberts	Q
Analyst, UBS Securities LLC

Thank you. Matt, on the base CapEx versus backlog CapEx, can we assume that backlog CapEx is a very high percent of that so that it’s roughly comparable to the way Air Products does its CapEx split?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Not even close, no. Ours is specifically for our backlog. That’s it. So we include growth in the base CapEx. We’re including tanks. We’re including trailers. The challenge in this industry is other than your backlog how do you define growth? If you go and buy new tanks, is that growth or is that replacement maintenance? It depends how it’s presented to you. It’s all part of a pool of tanks that you’re going to deploy at various needs. So from the way we’re presenting this, the backlog CapEx ties directly to the backlog that you see. So our $1.4 billion backlog that we represented this quarter, this is the amount of CapEx we spent in this quarter in support of that number.

But we’re clearly doing other growth projects that are not in the backlog. That are smaller. That are more around the merchant business. That might be associated with the package business. We have cost reduction projects we’re doing that aren’t necessarily considered maintenance. Any other type CapEx would be in that base CapEx number.

John Roberts	Q
Analyst, UBS Securities LLC

Okay. Is that a metric that you’ll report for the new Linde post-merger and will we get any historicals for Praxair and Linde before the merger?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

I can’t comment at this stage of what would be reported for the new company but we did provide some historicals on this in the backup information that we have on the press release tables but we will clearly be reporting it on a prospective basis to build a track record there for you.

John Roberts	Q
Analyst, UBS Securities LLC

Okay. Thank you.

Operator: And our next question comes from Jeff Zekauskas from JPMorgan. Your line is open.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Hi thanks very much. Sometimes when we examine price growth for industrial gas companies, it’s a little bit difficult to know what’s mix and what’s true price. Given that your volumes are growing at a faster rate than they were last year, are the price trends genuinely more positive or are they the same as last year? Is there more of a price element or more of a mix element?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Sure, Jeff. And I agree with you, by the way. In the end, the numbers have to add to the sales change and when you get into price mix and volume, it’s never always that clear and mix has to end up somewhere. So we attempt to put mix in with price and from my perspective, I always just like to look at what’s going on in the margins to help sort of explain that. And when you look across North America, while margins declined 30 basis points year-over-year, we had 90 basis points of energy pass-through, primarily in natural gas in the HyCO business but excluding that, we’re actually up. So you see the benefit of that price pulling through, or call it price mix, pulling through on the remainder of the business.

South America is the opposite effect, right? I mean, the volume that’s falling through and that price mix is a drag on the margins right now and that’s something we’re actively working on. But in the rest of the world, Asia another example, right? Up 200 basis points year-over-year and a lot of that is some of the, not just volume but the price mix portion as well.

As you probably know, in our Qs, we do attempt to isolate this when we show the sales and OP variances by segment but I would say for the most part, we feel good that our price is falling through. From a mix perspective, we feel pretty good everywhere except South America right now, specifically Brazil. That’s where it’s the most challenging, given there’s just a significant reduction in merchant sales, which tend to be a bit higher margin in that region and you’re seeing it ex pass through, you’re seeing our margins expand in all the other regions right now.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Mm-hmm. If you can close the merger with Linde, you’ll go from being, I don’t know, an $11 billion in itself company to a $25 billion or $26 billion company after divestitures. Industrial gas tends to be a regional business but you will be 2.5 times larger. What are the competitive strengths or the business strengths that come from being a much larger entity in a globally regional business, if there are any?

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Well, to your point, Jeff, it’s a local business, right? So clearly there’s going to be different philosophies on what we’ll call corporate and the overhead structure. And those, depending on what direction you take, may become a possible synergy and cost efficiency. But once you get through that and go down to the actual local structure, it’s a matter of how you incent people. How the region is structured. Some regions can be structured more top-heavy, I’ll call it. How you leverage the assets and make asset investments. If you have excess asset investments, that’s going to create excessive depreciation that could be something that would create a challenge.

So, yes, it’s a local business but on how you run it, the philosophy, how the overhead structure is established, these are things we do acquisitions today. I mean, these are things that we constantly come across and Linde as well. They’ve done acquisitions and they’ve synergized deals in the same token. So it’s not something that’s new in this industry but to your point it is local and you just have to be clear on how you’re organized, how you’re structured, and the things you want to spend money on and the things you don’t want to spend money on.

Jeffrey J. Zekauskas	Q
Analyst, JPMorgan Securities LLC

Okay. Thank you very much.

Operator: And our next question comes from David Begleiter from Deutsche Bank. Your line is open.

David I. Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Thank you. Matt, on Slide 16 you detail sales by end markets. Electronics sales grew 13% year-over-year. Can you give a little more color as to what drove that acceleration versus the prior few quarters?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Sure, David. When you look at that number, about its roughly split half North America, half Asia. And in the Asia, within that, a good portion of it are some of the project startups we’ve done primarily in support of AMOLED.

As you probably know AMOLED is growing quite strong here on the display side and we’re seeing lots of applications in support of that. In addition, on North America just our general processed gas business, we’re just seeing a stronger pull from our customer base. And whether it’s for lighting applications, like LED, or some of the display sides on AMOLED or OLED, we’re seeing stronger volumes. So it’s been a good run for us, but as you know, it’s a cyclical business so we need to be cognizant of that. But right now, it’s in a nice part of the cycle and as I mentioned earlier, in Asia we’re seeing a lot more investments that potential customers are looking to make to further add capacity in this space. So that could be an opportunity for future growth associated with the backlog.

David I. Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Very good. And just on – do you have merchant operating rates by region?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Yes, I do. So when you kind of break it down, and I’d start with saying not a lot of difference by region from what we said last time. And what I’ll give here are primarily our LOX/LIN rates on the liquefiers for utilization but I can give you some LAR where it makes sense. But U.S, we’re running high 70%s almost 80% maybe a little around the 80% range. We continue to see good pull on the volume there and you see it in some of the growth rates.

South America is continues to decline, especially Argon, so we’re down probably in the low 70s or even lower now when you bake in Argon just given the continued manufacturing challenges there. Most of the merchant we’re seeing there is either going into the resilient markets like food, beverage and health care. Europe, probably mid 70%s right now. Argon has been stepping up but we did have a new asset that we started up there in the pipeline. So that’s providing a few more molecules that will add some capacity. And then Asia, we’re probably mid-80%s. We’re seeing very strong utilizations in places like China and Korea. And India with some recent capacity, we’re a little bit lower but that’s an area where we’re starting to see a strong pull on the capacity.

David I. Begleiter	Q
Analyst, Deutsche Bank Securities, Inc.

Thank you very much.

Operator: And our next question comes from Vincent Andrews from Morgan Stanley. Your line is open.

Vincent Stephen Andrews	Q
Analyst, Morgan Stanley & Co. LLC

Hi thank you, and good morning. A couple of quick ones. One on the guidance, I appreciate the comments earlier. I wanted to make sure I understood. The high-end came down – I just wasn’t clear why the high-end came down relative to the quality of the results year-to-date.

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Yes. So we just want to be cognizant that between the metals and the automotive outlook, we are having a little bit of a downstep from what the run rates we were seeing in manufacturing. Now if that doesn’t materialize, that could be something that could help us here.

But also, I’d say in Asia we ran very strong rates and we just want to be a little bit prudent about that looking forward. Now so far through July we’ve seen rates similar to the second quarter but those are the reasons that we wanted to tone that a little bit off the top end. But clearly if things continue on the Q2 trends and these FX rates hold that we’re seeing today, that is something that could push us more to the upper end of that number.

Vincent Stephen Andrews	Q
Analyst, Morgan Stanley & Co. LLC

Okay. And then your return on capital improved, sequentially 10 basis points. I’m just curious if you have thoughts on whether that’s finally bottomed out now after a couple of quarters at 12? And should we start to see some sequential improvement and maybe get back to where you were a couple years ago?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

That’s our goal. As you know, in the short term, it’s a more numerator sensitive metric and since we do a four-quarter trailing NOPAT and a five-quarter trailing average on the capital, we have to start lapping some of the

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

difficult numbers. So as long as each new quarter, if you look at this quarter what we did in Q2 by replacing the one from a year ago, we improved. So as long as we can, each time we drop one of the tougher comp and replace it with a better number, that will bring the average up.

And it’s really going to be numerator sensitive. So with the kind of numbers we’re producing our goal is to keep getting this back up. And yes, our way we are incented on this and our goal is we need to get back to the kind of levels we’re used to on this metric.

Vincent Stephen Andrews	Q
Analyst, Morgan Stanley & Co. LLC

Okay. Thanks very much.

Operator: And our next question comes from Jim Sheehan from SunTrust Robinson Humphrey. Your line is open.

James Sheehan	Q
Analyst, SunTrust Robinson Humphrey, Inc.

In Asia you had some pretty strong pricing and you gave a little bit of color on that, but I was hoping dig a little deeper. If you can talk about, is electronics really driving some of the price increase there? And so how sustainable is that pricing in Asia in the second half of 2017?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

That’s what we are all trying to figure out I think. Asia, China we will start with China. And we’ve talked about it on many calls in the past. China is a bit of a unique market where you have a lot of structural supply issues on merchant liquid. And so it tends to be much more sensitive to the supply demand balance than almost anywhere else that we have in the world. And given the high rates that we’re are seeing in China right now, it’s giving us a good opportunity for some pricing.

It remains to be seen if they continue to draw those type volumes. As I mentioned earlier I think this Silk Road Initiative is sort of re-engaging a lot of the industrial assets to support the infrastructure that they want to put in. If that continues and you continue to see this pace, it could bode well for some pricing.

I think in China in general, you see in various industries are starting to discover pricing, so to speak. Just given the years of cost inflation that have occurred there. So I think if trends continue that should be able to help us, but it remains to be seen on the volume front. I think other parts of Asia have been pretty good and stable. China is the one that really drove this sort of change, because in the past it did drag down the results and now it was not in this quarter.

James Sheehan	Q
Analyst, SunTrust Robinson Humphrey, Inc.

Thank you.

Operator: And our final question comes from Kevin McCarthy from Vertical Research. Your line is open.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Q
Hi. This is Matt on for Kevin. Just wanted to talk a little about the valuation metrics. In the past, you’ve been somewhat skeptical on the alternative valuation metrics and this notion of distributable cash flow. You seem to be presenting CapEx a bit differently, but in theory it more or less appears to be a similar notion. So why have you chosen to change your tune and adopt this new metric?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Let’s start with, we’ve been talking about for the last couple of years at least if not longer, operating cash flow and free cash flow. Those have been two metrics that have been part of almost every dialogue that we’ve had in any external form. So what this is, I will call it a slight twist on that by bifurcating CapEx. We’re still starting with the same base operating cash flow, and that’s an important distinction.

I think there have been requests of us in the past to use different methodologies and the challenges we’ve had is they are not comparable given some of the non-GAAP or GAAP differences amongst various companies and various industries.

Operating cash flow is an accounting figure, you can pull that from any accounting report of any company. So from that perspective the only change we’re making is giving two pieces of our CapEx, and that’s something that’s been asked of us for quite some time. And yes, we were a little reluctant because we had concerns of defining certain maintenance growth. But in the method we’ve done it, it’s from our perspective much cleaner because the CapEx on the backlog is in support of the number we’ve been supplying for well over a decade, and the remaining CapEx is just a combination of all other factors.

So this is how we’ve been looking internally at this for quite a long period of time. It’s not new for us internally, but we are providing an extra layer of detail for the external analyst and investors just given the requests that they’ve had over the years.

Q
That’s helpful and on North America just given the rebound we are seeing in packaged gas and hard goods. How should we think about that mix effect on EBIT margins in general for that business?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Well, when you exclude the pass-through, we’ve been increasing margins in North America, and I think that’s just a function of as you get more merchant and more package it is accretive to the average margins. Package because you’re getting more of a variable margin contribution, as long as you hold your fixed cost. And merchant tends to be accretive to the average OP margins. So you would get what we’d expect and what we are seeing. The challenge we had is natural gas year-over-year is up by almost 70% and that’s creating a little bit of a pass-through of almost 4% on the segment. I’d expect to lap that in about a quarter or two, and then you should be able to see the more standard margins on a year-over-year comparison basis. But clearly they should be accretive and we’re seeing that on the ground.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Q
And so just this potential lag at least in this match between customer demand and the economic expectations, and recent economic trends. Is that just a lag that typically happens with package gas? Or is there maybe something else at play?

Matthew J. White	A
Chief Financial Officer & Senior Vice President, Praxair, Inc.

Package tends, at least from my perspective, package tends to lag in general on any trend that goes on in the industrial cycle because they have much larger supply chains for customers that they supply. They tend to be further on in the process. So the on-site tends to be large commodity producers that have globally traded commodities, and they can turn on and off their production fairly quickly, and they have extremely high visibility into pricing, margins and inventory levels.

As you get further and further away from that base, I’ll call it production, or commodity, then you start getting into manufacturing in support of that, and they have backlogs that could be three months, six months, nine months. So any shift that happens in some of the larger industrial players, the smaller and medium-sized manufacturers don’t feel it until usually, sometimes several quarters. And we saw it in the great recession, we saw it in the recession in the early 2000’s, late 1990s. And we saw it here in this most recent I’ll call it industrial slowdown. So the trend has kind of continued to play out and we are starting to see the recovery as we expected in the U.S. package business.

Q
Thank you.

Juan Pelaez
Director, Investor Relations, Praxair, Inc.

Thank you again for participating in our Second Quarter Earnings Call. If you have any further questions, please feel free to reach out to me directly.

Operator: Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program, and you may now disconnect. Everyone, have a good day.

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc (“New Holdco”) has filed a Registration Statement on Form S-4 (which Registration Statement has not yet been declared effective) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. Once the Registration Statement is declared effective by the SEC, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which has not yet been approved for publication by BaFin. The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by the BaFin, the offer document will be made available for free at New Holdco’s website at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be made available at BaFin’s website for free at www.bafin.de.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding the directors and executive officers of

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Praxair, Inc. (PX) Q2 2017 Earnings Call	27-Jul-2017

Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the expected timing and likelihood of the completion of the contemplated business combination with Linde AG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer, including satisfying closing conditions; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the combined company may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; the impact of potential unusual or non-recurring items; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the GAAP or adjusted projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company’s latest Annual Report on Form 10-K filed with the SEC and in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 (which Registration Statement has not yet been declared effective) filed by New Holdco with the SEC which should be reviewed carefully. Please consider the company’s forward-looking statements in light of those risks.

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